U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form S-8

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  TXON INTERNATIONAL DEVELOPMENT CORPORATION
                       (Name of Small Business Issuer)

      Nevada                                     87-0629754
(State or other jurisdiction of       (I.R.S. Employee Identification No.)
incorporation or organization


    3672 East Cove Point Dr., Salt Lake City, Utah         84109
    ----------------------------------------------       ---------
    (Address of Principal Executive Offices)             (Zip Code)

               Txon International Development Corporation Year
                     2000 Non-qualified Stock Option Plan
               -----------------------------------------------
                            (Full Title of Plans)

                           James N. Barber, Esq.,
                Suite 100, Bank One Tower, 50 West Broadway,
                           Salt Lake City, UT 84101
                                (801) 364-6500
         ------------------------------------------------------------
        (Telephone number, including area code, of agent for service)


                       CALCULATION OF REGISTRATION FEE

                                Proposed          Proposed
Title of                        maximum           maximum
securities    Amount            offering          aggregate    Amount of
to be         to be             price             offering     registration
registered:   registered        per share         price        fee
------------  ----------------  ---------------   ---------    -------------
Common Stock  1,000,000 shares  ($0.02)           $ 20,000     $ 26.40


                                    Part I

               INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

Item 1. Plan Information

Introduction

TXON International Development Corporation, a Nevada corporation (the "Company"), has adopted a Year 2000 Non-Qualified Stock Option Plan for its employees, directors and consultants (hereinafter referred to as the "Plan"). Pursuant to this Plan, the board of directors of the Company can issue up to an aggregate of 1,000,000 shares of its common stock, par value $.001 per shares (the"Common Stock"), over a 10 year period.

General

The Plan was adopted on May 27, 2000, and has been approved by the board of directors. The plan is intended to aid the Company in maintaining and continuing to attract and retain quality management, attract qualified employees, directors, and consultants, provide such individuals with an incentive to remain employees, directors, and consultants of the Company, and to use their best efforts to promote the Company's growth and profitability.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is administered by the board of directors of the Company, which is authorized to appoint such committees as the board may designate to administer the Plan. Among other things, the board, or a duly authorized committee, has the authority to interpret the Plan (which interpretation is binding on participants), to determine which employees, directors, or consultants receive stock options, to decide the number of shares subject to such options, and to establish the terms of the options (which need not be identical with other options or rights granted under the Plan). Members of the board of directors are to be elected annually and hold office until the next annual meeting and until a successor is elected and qualified. Directors may be removed, either with or without cause, by sixty percent of the vote of the shareholders entitled to elect directors. The current members of the board of directors are Richard A. Ford, Gary Lewis and Jeanie Hildebrand. The address of the board of 10584 S. 700 E. Suite 228,Sandy, Utah 84070 directors is c/o the Company at . The telephone number is (801)694-0290. Information concerning changes in the membership of the board of directors or the appointment of any committee will be provided in the future in either the Company's proxy statements, annual reports, or amendments to this document.

Options to purchase a maximum of 1,000,000 shares of Common Stock may be granted under the Plan. Options under the Plan are "non-qualified" stock options. The number of shares of Common Stock issuable under the Plan may be subject to adjustment in the event of changes in the outstanding shares of Common Stock resulting from stock dividends, stock splits, or recapitalization, or in the event of certain transfers of assets by the Company. The number of shares of Common Stock subject to previously issued options and the exercise price under the terms of such options will also be adjusted in any such event or in the event of certain transfers of assets by the Company.

Employees, including officers and directors, of the Company and its subsidiaries are eligible to receive options under the Plan. The Plan also permits the issuance of options to individuals who are not employees, but who have provided bona fide services to the Company or a subsidiary not in connection with the offer or sale of securities in a capital-raising transaction. The options will be in the amounts, and will have the rights and be subject to the restrictions, as may be determined by the board of directors, or a duly authorized committee.

Options granted under the Plan swill not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code. Except as permitted by the foregoing, each option granted under the Plan and the rights and privileges thereby conferred cannot be transferred, assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise). The options will not be subject to execution, attachment, or similar process. Any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of an option, or of any right or privilege conferred thereby, contrary to such provisions, or on the. levy of any attachment or similar process on such rights and privileges, shall render the option and such rights and privileges null and void.

If any holder of an option, except a consultant, is terminated or resigns from his or her position with the Company or a subsidiary within six months of the grant of an option, any unexercised portion of such option shall immediately become null and void and such holder shall have no further rights as to such option. If any officer or employee, except a consultant, of the Company or a subsidiary is terminated at any time for gross negligence in the performance of his or her duties, substantial failure to meet written standards established by the Company for the performance of his or her duties, criminal misconduct, or willful or gross misconduct in the performance of his or her duties, the board of directors or a duly authorized committee may cancel any and all rights such individual may have in the unexercised portion of any option held at the time of termination. The board of directors or a duly authorized committee may, at the time of the grant of the option, establish other restrictions on the exercise of such option subsequent to the termination or resignation of any individual.

Exercise of Options

The exercise price of options granted under the Plan shall be determined by the board of directors or a duly authorized committee on the date of the grant of the option. The exercise price for options granted under the Plan must be paid either in cash, certified check, or other consideration acceptable to the Company. If provided by the board of directors at the time of the grant of the option, payment can be made, in whole or in part, by delivery of shares of Common Stock valued at the fair market value of such shares on the date of exercise. Any payment that is approved by the board of directors that provides for the payment of the option price over a period of more than one year must also include interest at least equal to the imputed interest proved for in section 483 of the Code. An optionee must exercise an option by delivering written notice to the Company stating the intent to exercise the option, the number of shares with respect to which the option is being exercised, and the manner of payment. Stock options granted under the Plan may have a term of not more than five years from the date of grant.

If an option granted under the Plan should expire or terminate for any reason without having been exercised in full the unpurchased shares subject to that option will again be available for grant under the Plan. The shares of Common Stock subject to the Plan or any outstanding option, and the exercise price of outstanding options may be subject to proportionate adjustment in the event of a stock dividend on the Common Stock or a change in the number of issued and outstanding shares of Common Stock as a result of a stock split, consolidation, or other recapitalization.

Options will vest and become exercisable at such times and under such terms as the board of directors, or a duly authorized committee shall establish at the time of grant.

Amendments and Termination

The Plan may be abandoned or terminated by the board of directors or a duly authorized committee at any time, except with respect to any outstanding options. The Plan will automatically terminate on April 5th, 2010, ten years after the Plan was adopted by the board of directors. No options may be granted under the terms of the Plan after its termination date. The board of directors may from time to time, but no more than once every six months, amend the Plan with respect to any shares of Common Stock as to which options have not been granted. No termination or amendment may adversely affect the rights of a holder of a previously issued option without the consent of that holder.

Resale of Common Stock

The Company has filed a registration statement on Form S-8 with the Commission. Shares of Common Stock purchased on exercise of options granted under the Plan may be freely sold, subject to the requirement that any such sales by "affiliates" of the Company, as defined under the Securities Act, and donees of such affiliates, must be made either pursuant to the separate prospectus prepared in accordance with the requirements of the Securities Act or pursuant to rule 144 under the Securities Act, unless the sale of such securities is otherwise exempt from the registration requirements of the Securities Act. An employee who is not an executive officer, director, or 5% or more stockholder of the Company or its subsidiaries generally would not generally be deemed to be an "affiliate" of the Company. The Securities and Exchange Commission ("Commission') has published for comment proposed amendments to the registration statement on Form S-8 and related rules under the Securities Act, and regulations promulgated thereunder, to restrict the use of the form for the sale of securities to consultants and advisors. The proposals are intended to eliminate the abuse of Form S-8 purportedly to register offerings to consultants and advisors who then act as statutory underwriters to sell the securities to the general public, and to register securities issued as compensation to consultants who promote the registrant's securities. No date has been set for adoption of the proposed rule changes.

Unless the registration statement with respect to the option and the Common Stock subject to the option (collectively referred to as the "Securities") is effective at the time of issuance or exercise, the Securities will be issued in reliance on specific exemptions from the registration requirements for transactions by an issuer not involving a public offering and specific exemptions under state statutes. Any disposition of the Securities may, under certain circumstances, be inconsistent with such exemptions. The Securities may be offered for sale, sold, or otherwise transferred only if (i) registered under the Securities Act, and in some cases, under the applicable state securities acts, or, if not registered, (ii) only if pursuant to an exemption from such registration requirements and only after the holder provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some states, specific conditions must be met or approval of the securities regulatory authorities may be required before any such offer or sale. If Rule 144 is available (and no assurance is given that it would be), only routine sales of the Common Stock in limited amounts can be made after one year following the acquisition date of the Securities, as determined under Rule 144(d), in accordance with the terms and conditions of Rule 144. The Company is under no obligation to make Rule 144 available. In the event Rule 144 is not available, compliance with Regulation A or some other disclosure exemption may be required before the holder can sell, transfer, or otherwise dispose of the Securities without registration.

If the Securities are not registered, the Company may refuse to transfer the Securities to any transferee who does not furnish in writing to the Company the same representations and warranties set forth in the foregoing paragraph and agree to the same conditions with respect to such Securities as are set forth therein. The Company may further refuse to transfer the Securities if certain circumstances are present reasonably indicating that the proposed transferee's representations are not accurate. In any event, in the absence of an effective registration statement covering the Securities, the Company may refuse to consent to any transfer in the absence of an opinion of legal counsel, satisfactory to and independent of counsel of the Company, that such proposed transfer is consistent with the above conditions and applicable securities laws.

Federal Income Tax Consequences

The following discussion of the federal income tax consequence of participation in the Plan is only a summary, does not purport to be complete, and does not cover, among other things, state and local tax consequences. In addition, differences in participants financial situations may cause federal, state and local tax consequences of participation in the Plan to vary. Therefore, each participant in the Plan is urged to consult his or her own accountant, legal counsel, or other financial advisor regarding the tax consequences of participation in the Plan. This discussion is based on the provisions of the Code as presently in effect.

Under the current provisions of the Code, if shares of Common Stock are issued to the original holder of a non-qualified option granted and exercised under the Plan (assuming there is not an active trading market for options of the Company) (i) income will not be recognized by the holder at the time of the grant of the option; (ii) on exercise of the option the holder will realize ordinary income in an amount equal to the excess of the fair market value of the shares of Common Stock acquired at the time of exercise over the option price; (iii) upon the sale of the shares of Common Stock acquired pursuant to the exercise of the option, the holder will realize short term or long term capital gain, or loss, as the case may be, in an amount equal to the difference between the amount realized on such sale and the holder's tax basis in the shares (as described below); and (iv) the Company will be entitled to record a compensation expense in an amount equal to the ordinary income recognized by the holder as set forth in clause (ii) above.

If payment of the option prices is made entirely in cash, the tax basis of the shares of Common Stock will be equal to the option price paid plus the ordinary income recognized by the holder, which should equal the fair market value of the shares of Common Stock acquired on the date of exercise, and the holding period will begin on the day after the tax basis of the shares is so determined. If the optionee uses previously owned shares to exercise a stock option, in whole or in part, the transaction will not be considered to be a taxable disposition of the previously owned shares. The optionee will not recognize income on the receipt of the number of shares of Common Stock equal to the number of previously owned shares of Common Stock given up on exercise of the option. The additional shares received on exercise will result in the recognition of income equal to the fair market value of such additional shares. The holder's tax basis and holding period of the previously owned shares will be carried over to the equivalent number of shares received on exercise. The tax basis of the additional shares received upon exercise will be the fair market value of the shares received on the date of exercise (based on the recognition of income equal to that fair market value). The holding period for such additional shares will begin on the day after the tax basis shares is so determined

The ordinary income received by the holder on the exercise of the stock option is considered compensation from the Company. As with other forms of compensation, withholding tax and other trust fund payments will be owed with respect to the exercise of the stock option. Depending on the terms of an individual option, withholding tax or other trust fund payments may be paid in one or more of the following ways: (i) the holder delivering shares of Common Stock or canceling stock options or other rights to acquire Common Stock with a fair market value equal to such requirements', (ii) the Company withholding shares of Common Stock subject to the stock option, with a fair market value equal to such requirements; or (iii) the Company making such withholding or other trust fund payments and the holder reimbursing the Company such amount paid within ten days after written demand therefor from the Company. If the holder is permitted by the terms of the option and uses (ii) above to pay the withholding tax by having the Company withhold shares of Common Stock issuable on exercise of options, the holder must either (i) make an irrevocable election to have the shares withheld at least six months in advance of the exercise of the option or (ii) exercise the option and make the withholding election during the period beginning on the third business day following the date of public release of the quarterly or annual financial information of the Company and ending on the twelfth business day following such date.

Item 2. Registrant Information and Employee Plan Annual Information

Provided herewith, and incorporated herein, are copies of the Company's most recent annual report on Form 10-KSB, without exhibits, together with any and all quarterly reports on Form 10QSB, current reports on Form 8-K, proxy statements, or similar documents filed since the most recent year-end. The Company will also provide, without charge and upon oral or written request, copies of the exhibits to the most recent annual report on Form 10-KSB, and
Part II to its registration statement on form S-8 filed with the Commission to any holder of a stock option under the Plan requesting such a plan. Such requests should be made to the Company at10584 South 700 East Suite 228,Sandy, Utah 84070, telephone (801)694-0290.


                                   Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 1.  Incorporation of Documents by Reference

The following documents have been filed with the Commission by Txon International Development Corporation and are incorporated herein by reference and made a part hereof:

(a) Form 10-SBG filed on December 17, 1999

(b) Form 10-SB12G/A filed on December 30, 1999

(c) Form 10-SBG/A filed on January 28, 2000

(d) Form 10-QSB filed on February 9, 2000

(e) Form 10-SBG/A filed on February 22, 2000

(f) Form 10-QSB filed on April 19, 2000

(g) Form 8-K filed on June 20, 2000

(h) Form 8-K/A filed on June 26, 2000

All documents filed by Txon pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") subsequent to the effective date hereof and prior to the filing of a post-effective amendment hereto that indicates that all securities offered hereby have been sold or that deregisters all such securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

Item 4.  Description of Securities

Not applicable.

Item 5.  Interests of Named Experts and Counsel.

Not Applicable.

Item 6.  Indemnification of Directors and Officers.

The General Corporation Law of the State of Nevada provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. That law provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i)for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Nevada, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision which provides for the indemnification of officers and directors of the Company to the full extent permissible under Nevada law.

Item 7.  Exemption from Registration Claimed.

Not Applicable.

Item 8.  Exhibits.

4 Txon International Development Corporation Year 2000 Non-qualified Stock Option Plan.

5       Opinion of James N. Barber.

23.2 Consent of James N. Barber (included in his opinion filed as Exhibit 2 hereto.

Item 9.  Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Filings incorporating subsequent Exchange Act documents by reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant['s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Filing of registration statement on Form S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-8 and has duly cause this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on July 17, 2000.

TXON INTERNATIONAL DEVELOPMENT CORPORATION


/s/ Richard Ford
_______________________________
Richard Ford, President and Director


/s/ Gary Lewis
_______________________________
Gary Lewis, Vice President and Director


/s/ Jeanie Hildebrand
_______________________________
Jeanie Hildebrand, Secretary/Treasurer and Director


INDEX TO EXHIBITS

4      Txon International Development Corporation Year
       2000 Non-qualfied Stock Option Plan.                 Exhibit 1

5      Opinion of James N. Barber.                          Exhibit 2

23.2   Consent of James N. Barber (included in his
       opinion filed as Exhibit 2 hereto.                   Exhibit 3